# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sagimet Biosciences Inc., CIK 0001400118
CUSIP: 786700104
Title of class of securities: Series A common stock
Address of issuer's principal executive offices: 155 BOVET RD., SUITE 303, SAN MATEO, California (CA), 94402
Date of event which requires filing of this statement: 06/24/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069316

## Reporting persons
- AP11 Limited: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,504,642; shared voting power 0; sole dispositive power 1,504,642; shared dispositive power 0; aggregate amount beneficially owned 1,504,642 (4.9% of the class)
  Comment: The reported percentage is calculated based on 30,674,855 shares of Series A common stock outstanding as of June 10, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 10, 2025.
- Ascletis Pharma Inc.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,504,642; shared voting power 0; sole dispositive power 1,504,642; shared dispositive power 0; aggregate amount beneficially owned 1,504,642 (4.9% of the class)
  Comment: The reported percentage is calculated based on 30,674,855 shares of Series A common stock outstanding as of June 10, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 10, 2025.

## Item 1. Issuer
Name of issuer: Sagimet Biosciences Inc.
Address of issuer's principal executive offices: 155 BOVET RD., SUITE 303, SAN MATEO, CALIFORNIA, 94402

## Item 2. Person Filing
Name of person filing:
AP11 Limited
Ascletis Pharma Inc.
Address of principal business office or, if none, residence:
AP11 Limited - 12/F, Building D, No. 198 Qidi Road, HIPARK, Xiaoshan District, Hangzhou China, 311200
Ascletis Pharma Inc. - 12/F, Building D, No. 198 Qidi Road, HIPARK, Xiaoshan District, Hangzhou China, 311200
Citizenship:
AP11 Limited - British Virgin Islands
Ascletis Pharma Inc. - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AP11 Limited - 1,504,642
Ascletis Pharma Inc. - 1,504,642
Percent of class:
AP11 Limited - 4.9%
Ascletis Pharma Inc. - 4.9%
Sole power to vote or to direct the vote:
AP11 Limited - 1,504,642
Ascletis Pharma Inc. - 1,504,642
Shared power to vote or to direct the vote:
AP11 Limited - 0
Ascletis Pharma Inc. - 0
Sole power to dispose or to direct the disposition:
AP11 Limited - 1,504,642
Ascletis Pharma Inc. - 1,504,642
Shared power to dispose or to direct the disposition:
AP11 Limited - 0
Ascletis Pharma Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AP11 Limited: /s/ Huqin Yang, Treasurer (06/24/2025)
- Ascletis Pharma Inc.: /s/ Huqin Yang, Treasurer (06/24/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.